UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 000-56857

NURAN WIRELESS INC.

(Registrant)

2150 Cyrille-Duquet Street, Suite 100

Quebec, Quebec, G1N 2G3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 included with this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-10 (File No. 333-298508) and shall be deemed to be a part thereof from the date on which this report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NURAN WIRELESS INC.
(Registrant)

Date: September 18, 2026	By	/s/ Francis Letourneau
Francis Letourneau
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report dated June 9, 2026 (Amended and Restated)